UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16

or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) informs its shareholders and the market in general that from December 10, 2015, (inclusive), auctions to sell 887 of the Company’s ordinary shares will be held on the BM&FBOVESPA S.A. – Securities, Commodities and Futures (the “BM&FBOVESPA”). These shares are combined share fractions resulting from the conversion of preferred shares into common shares of the Company, which was approved at the Extraordinary Shareholders’ Meeting held on September 1, 2015 and confirmed by the Board of Directors on October 8, 2015.

The net proceeds from the sale of shares during the auctions will be credited proportionally according to the parts that they are made out of, within seven (7) business days after completion of the last auction, in the following manner: (a) shareholders who are Banco do Brasil S.A. (“Banco do Brasil”) account holders will automatically be credited their amount due to the account in their name with Banco do Brasil, as long as they expressed interest to receive the funds due to them in this way and their registration with Banco do Brasil is up to date; (b) for shareholders using the custody services of BM&FBOVESPA Central Securities Depository (Central Depositária da BM&FBOVESPA), their amounts due will be credited directly to BM&FBOVESPA, which shall be responsible for transferring these to the shareholders via the custodian agents; and (c) the remaining eligible shareholders shall make a request at the Banco do Brasil branch of their preference to issue a notice of payment in order to either receive the funds due at the teller or have them credited to a bank account of another bank, at the expense of such shareholders, as long as they provide the relevant bank details (i.e.: bank name, branch, and account number).

The Company’s Investor Relations Department remains available to answer any questions as related to the auctions and the payment of the proceeds through its site www.oi.com.br/ri or through the e-mail invest@oi.net.br.

Rio de Janeiro, December 8, 2015.

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name: Flavio Nicolay Guimarães
Title: Chief Financial Officer and Investor Relations Officer